NYSE Common Stock Symbols:
                         	Class A shares - FCX.A     Class B shares - FCX


Freeport-McMoRan Copper & Gold Inc.	   Financial Contacts:
P.O. Box 61119	                        Chris D. Sammons	 Paul A Connolly
New Orleans, Louisiana  70161 	        (504) 582-4474	   (504) 582-4204

                                       Media Contact:
                                       Garland Robinette
                                       (504) 582-1627

         FREEPORT-McMoRan COPPER & GOLD INC. ADOPTS
               STOCKHOLDER RIGHTS PLAN

NEW ORLEANS, LA, May 4, 2000 - Freeport-McMoRan Copper &
Gold Inc. (NYSE:FCX) today announced that its Board of Directors has adopted a shareholder rights plan. The rights plan is designed to enable all FCX stockholders to realize the full value of their investment and to provide for fair and equal treatment for stockholders in the event of an unsolicited attempt to acquire FCX. This plan does not prohibit the Board from considering any offer that might be advantageous to its stockholders.
FCX has no knowledge of any unsolicited attempt to acquire FCX.

     One right will be distributed as a dividend to shareholders of record on May 16, 2000 for each share of Class A and Class B common stock held. Subject to certain conditions, the rights will be exercisable if a person, other than Rio Tinto plc, acquires or announces the intent to acquire 20 percent or more of either FCX's
Class A or Class B common stock.  FCX's 1995 Shareholder
Agreement with Rio Tinto, which currently owns 23.9 million shares of FCX's Class A common stock, provides that Rio Tinto will not acquire voting rights to elect more than 50 percent of the members of FCX's Board of Directors without negotiating with FCX's Board.

     If exercisable, each right would give the holder, other than the acquirer, the ability to purchase an additional share of FCX Class B common stock from the company at 50 percent of the market price. The effect would be to discourage acquisition of 20 percent or more of FCX's Class A or Class B common stock without negotiations with the Board of Directors.

     The rights will expire on May 3, 2010, unless redeemed or exchanged at an earlier date. A notice explaining the rights plan will be mailed to stockholders of record in the near future. The rights initially will trade with shares of FCX's common stock and will have no impact on the way in which FCX's shares are traded.
There are currently no separate certificates and there is no market for the rights.

    	FCX is engaged in mineral exploration and development, mining and milling of copper, gold and silver in Indonesia, and the smelting and refining of copper concentrates in Spain and Indonesia. A copy of this press release and additional information about FCX are available on our web site at www.fcx.com.